STROOCK & STROOCK & LAVAN LLP

180 MAIDEN LANE

NEW YORK, NEW YORK 10038-4982

May 15, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: John C. Grzeskiewicz, Esq.

Re:	The Dreyfus/Laurel Funds Trust
(Registration Nos: 33-43846 and 811-00524)

Ladies and Gentlemen:

The prior correspondence relating to the 485apos filing was filed in error.  Please disregard that correspondence.

On behalf of the above-referenced fund (the “Fund”), transmitted for filing pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 140 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed in order to add a new series to the Fund Dreyfus Premier Emerging Markets Debt Local Currency Fund (the “New Series”).  The New Series will seek total return by investing primarily in debt securities of issuers located in emerging market countries denominated in the local currency of such countries or in curriences of emerging market countries.  The New Series emerging market debt investments may include Brady bonds and other debt issued by governments, their agencies and instrumentalities, or by central banks, corporate debt securities, structured notes and other fixed income securities that provide investment exposure to emerging markets debt.  The Dreyfus Corporation will serve as the New Series’ investment adviser.

The Fund will file a subsequent amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act prior to the effective date of the Amendment in order to file certain exhibits, including the consent of the Fund’s independent registered public accounting firm, and to make certain other revisions.  The Fund's Tandy certification is filed herewith.

Please telephone the undersigned at 212.806.6434, or David Stephens of this office at 212.806.6138, if you have any questions.

Very truly yours,

/s/ Michael C. Raczynski

Michael C. Raczynski

cc:	David Stephens

May 15, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: John C. Grzeskiewicz, Esq.

Re:	The Dreyfus/Laurel Funds Trust
(Registration Nos: 811-00524; 33-43846)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges, with respect to the registration of Dreyfus Premier Emerging Markets Debt Local Currency Fund, a new series of the Registrant, the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registration may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE DREYFUS/LAUREL FUNDS TRUST

  on behalf of Dreyfus Premier Emerging Markets Debt

  Local Currency Fund

By: /s/ Jeff Prusnofsky

Jeff Prusnofsky

Vice President and Assistant Secretary